September 9, 2025

Jaret Christopher
Chief Executive Officer
SpringBig Holdings, Inc.
621 NW 53rd Street, Suite 340
Boca Raton, Florida 33487

        Re: SpringBig Holdings, Inc.
            Registration Statement on Form S-1
            Filed September 2, 2025
            File No. 333-289975
Dear Jaret Christopher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Aslam A. Rawoof